Exhibit 99.2

BRAZIL POTASH CORP
(the "**Corporation**")

Annual and Special Meeting
Sept. 5, 2025 at 11:00 AM (Canada/Eastern Standard)
198 Davenport Road, Toronto, ON
(the "**Meeting**")

Proxy Voting - Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **The securityholder has a right to appoint a person or company to represent the securityholder at the Meeting other than the person or company designated in the form of proxy.** Such right may be exercised by inserting, on the reverse of this form, in the space labeled "Please print appointee name", the name of the person to be appointed, who need not be a securityholder of the Corporation.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Corporation.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and must be received by *TSX Trust Company* before the ***Filing Deadline for Proxy,*** noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.
8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Electronic Delivery

If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so:

1. After you vote online at www.voteproxyonline.com using your control number.
2. Through TSX Trust's online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login

For details go to www.tsxtrust.com/consent-to-electronic-delivery

VOTING METHOD	
Internet	Go to www.voteproxyonline.com and enter the 12 digit control number
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1

Investor inSite

TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions.

To register, please visit: https://tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form.

For assistance, please contact TSX TRUST INVESTOR SERVICES.

Mail:	301 - 100 Adelaide Street West Toronto, ON, M5H 4H1
Tel:	1-866-600-5869
Email:	tsxtis@tmx.com

FORM OF PROXY (“PROXY”) BRAZIL POTASH CORP CONTROL NUMBER: «CONTROL_NUMBER» (the “Corporation”) Sept Annual .. 5, and 2025 Special at 11:00 Meeting AM (Canada/Eastern Standard) ON 198 Davenport Road, Toronto, SECURITY CLASS: Common Shares RECORD DATE: July 21, 2025 PROXY: FILING DEADLINE FOR Sept. 3, 2025 at 11:00 AM (Canada/Eastern Standard) The undersigned hereby appoints Neil Said, whom failing Ryan Ptolemy, (the “Management Nominees”) or instead of any of them, the following Appointee PLEASE PRINT APPOINTEE NAME as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with the voting instructions, if any, provided below. RESOLUTIONS—VOTING RECOMMENDATIONS ARE INDICATED BY TEXT ABOVE THE BOXES 1. Election of Directors WITHHOLD 2. Appointment of Auditor WITHHOLD A) Mayo Schmidt Appointment of MNP LLP as Auditor of the B) Matthew Simpson authorizing Corporationthefor Directors the ensuing to fixyeartheir and C) Deborah Battiston remuneration. D) Christian Joerg E) Brett Lynch F) Pierre Pettigrew G) Peter Tagliamonte 3. Approval of Amended 2024 Incentive AGAINST Compensation Plan To approve, with or without variation, an ordinary resolution to approve an amendment to the Company’s 2024 Incentive Compensation Plan that sets the total number of Common Shares reserved and available for delivery under the 2024 Incentive Compensation Plan to 8,600,000. The Proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED PLEASE PRINT NAME Signature of registered owner(s) Date(MM/DD/YYYY) Interim Financial Statements – Mark this box if you would like to receive Annual Financial Statements – Mark this box if you would like to receive Interim Financial Statements and Management’s Discussion and Analysis. Annual Financial Statements and Management’s Discussion and Analysis. If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-o time has passed, please fax this side to 416-595-9593 Check this box if you wish to receive the selected financial statements electronically (optional on the Issuer providing via email) EMAIL By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.tsxtrust.com/consent-to-electronic-delivery?lang=en